

Mail Stop 3030

March 18, 2010

Via U.S. Mail

Mr. Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

> **Re: Revolutions Medical Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-28629**

Dear Mr. Wheet:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief